SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                    FORM 6-K


                        REPORT OF FOREIGN PRIVATE ISSUER
                      PURSUANT TO RULES 13a-16 OR 15d-16 OF
                       THE SECURITIES EXCHANGE ACT OF 1934

                          For the Month of January 2002
                                  GENESYS S.A.
             (Exact name of registrant as specified in its charter)


        L'Acropole, 954-980 avenue Jean Mermoz, 34000 Montpellier, FRANCE
                    (Address of principal executive offices)


        (Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.)

                          Form 20-F  X     Form 40-F
                                    ---              ---

        (Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                                 Yes           No  X
                                     ---          ---


        (If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_______________.

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                           Genesys Conferencing Logo

FOR IMMEDIATE RELEASE
WEDNESDAY, JANUARY 2, 2002


               Royal Bank of Scotland Chooses Genesys Conferencing to Deliver Automated Audio Conferencing Services across the UK


Montpellier, France - January 2, 2002 - Genesys Conferencing (Euronext: 3955) (Nasdaq: GNSY), the world's leading conferencing specialist, has been selected to provide The Royal Bank of Scotland, Europe's second largest bank, with its TeleMeeting service, a fully automated audio conferencing offering.


Under the agreement, Genesys will deliver over 4,000 dedicated audio conference accounts across The Royal Bank of Scotland Group's 2,500 UK branches and offices, including NatWest, Lombard Direct and Direct Line.


"Audio conferencing has long been an integral part of both internal and external communications here at The Royal Bank of Scotland and has helped to reduce travel costs," said Colin Fraser, head of Group Telecoms. "However, we are also keen to reduce conferencing operating expenses and will achieve the highest cost efficiency through Genesys' TeleMeeting service."


"This is a significant agreement for us and is testament to TeleMeeting's unique pricing structure and first-rate service levels," said Stephen Sperling, UK managing director at Genesys Conferencing.


About Genesys Conferencing
Founded in 1986, Genesys Conferencing is a global communications specialist, providing practical and innovative real-time collaborative and managed event services to over 17,000 clients worldwide. Working in a rapidly growing market and enjoying unique worldwide coverage as a result of its geographic expansion policy, Genesys Conferencing has established its advanced technology in 18 countries throughout Europe, Asia Pacific and the United States. Genesys Conferencing's ordinary shares are listed on the Nouveau Marche in Paris (Euronext: 3955) and its ADSs are listed on the Nasdaq National Stock Market (Nasdaq: GNSY).

      Euronext: 3955 - Nasdaq: GNSY - Reuters: GNSY LP - Bloomberg: GENE LP

                                 www.genesys.com

About RBS:
Founded in 1727, The Royal Bank of Scotland Group is one of the UK's largest financial services groups, and at 31 December 2000 was one of Europe's three largest banks. It is one of the UK's 10 largest companies, and the second largest bank in the UK. In March 2000, The Royal Bank of Scotland Group completed the acquisition of NatWest in a (pound)21 billion deal which ranks as the largest takeover in British banking history.

The enlarged Royal Bank of Scotland Group has more than 15 million customers, more than 2,300 UK branches and total assets at 31 December 2000 of (pound)320 billion. The enlarged group increased its pro forma profit by 31 per cent to (pound)4,401 million in the year to 31 December 2000. It enjoys leading positions in the UK in corporate banking, retail banking, private banking, offshore banking, supermarket banking and private motor insurance.

GENESYS CONFERENCING
Pierre Schwich
Executive Vice President, Audit, Financial Planning and Investor Relations Direct Line: +33 4 99 13 27 55
pierre.schwich@genesys.com

Marine Pouvreau
Financial Communication
Direct Line: +33 4 99 13 25 17
marine.pouvreau@genesys.com

Florence Catel
Press Relations Corporate
Direct Line: +33 4.99.13.27.49
florence.catel@genesys.com

Paul Joyal
Press Relations North America
Direct Line: 781-761-6231
paul.joyal@genesys.com

                                   SIGNATURES

         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: January 4, 2002

                                     GENESYS SA


                                     By: /s/ Pierre Schwich
                                         ---------------------------------------
                                         Name:  Pierre Schwich
                                         Title: Executive Vice President, Audit,
                                                Financial Planning and Investor
                                                Relations